Highland Transcend Partners I Corp. 16 Fayerweather Street Cambridge, MA 02138 November 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mr. Sergio Chinos Ms. Erin Purnell

Re:	Highland Transcend Partners I Corp. Registration Statement on Form S-1, as amended (File No. 333-250125)

Dear Mr. Chinos and Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 2, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Highland Transcend Partners I Corp.

By:	/s/ Ian Friedman
Name: Ian Friedman
Title: Chief Executive Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP